UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

FRANKLIN COVEY CO.
(Name of Subject Company (Issuer))

FRANKLIN COVEY CO.
(Name of Filing Person (Issuer))

COMMON STOCK, $0.05 PAR VALUE PER SHARE
(Title of Class of Securities)

353469109
(CUSIP Number of Class of Securities)

Robert A. Whitman
Chairman and Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, UT  84119-2099
(801) 817-1776
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

With a copy to:

Nolan S. Taylor
Dorsey & Whitney LLP
136 South Main Street, 10th Floor
Salt Lake City, UT  84101
(801) 933-7360
CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$28,000,000	$1,101
*	Estimated solely for purposes of calculating the filing fee only, this amount is based on the purchase of 2,666,666 shares of common stock at the maximum tender offer price of $10.50.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act, equals $39.30 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,101.00	Filing Party:	Franklin Covey Co
Form or Registration No.:	Schedule TO	Date Filed:	July 29, 2008

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended prior to the date hereof, the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 29, 2008, which relates to the offer by Franklin Covey Co., a Utah corporation (the “Company”), to purchase for cash up to $28,000,000 in value of shares of its common stock, $0.05 par value per share, at a price not greater than $10.50 per share nor less than $9.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2008, as amended and supplemented, a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”), a copy of which is filed as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on Schedule TO.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

On September 5, 2008, the Company filed Amendment No. 3 to its Schedule TO announcing the final results of the Offer.  The Company originally reported that it had accepted for purchase 3,027,018 shares.  The correct number of shares that the Company has accepted for purchase is actually  3,027,027.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN COVEY CO.

By:       /s/ Robert A. Whitman
Name:  Robert A. Whitman
Title:    Chairman and Chief Executive Officer
Dated:  September 10, 2008

EXHIBIT INDEX
Exhibit No.            Exhibit

(a)(1)(A)*	Offer to Purchase dated July 29, 2008.

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Letter to Participants in the Employee Stock Purchase Plan.

(a)(1)(G)*	Withdrawal Form to the Participants in the Employee Stock Purchase Plan.

(a)(1)(H)*	Letter to Shareholders.

(a)(1)(I)*	Letter to Warrant Holders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(1)*	Press Release, dated July 29, 2008.

(a)(5)(2)	Press Release, dated July 10, 2008.(1)

(a)(5)(3)	Press Release, dated July 7, 2008.(2)

(a)(5)(4)	Press Release, dated May 22, 2008.(3)

(a)(5)(5)*	Press Release dated August 28, 2008.

(a)(5)(6)*	Press Release dated September 5, 2008.

(b)	Not applicable.

(d)(1)	Amended and Restated Shareholders Agreement dated March 8, 2005, between the Company and Knowledge Capital Investment Group.(4)

(d)(2)	Amended and Restated Registration Rights Agreement dated March 8, 2005, between the Company and Knowledge Capital Investment Group.(4)

(d)(3)	Form of Warrant to purchase shares of common stock issued by the Company to holders of shares of Series A Preferred Stock other than Knowledge Capital Investment Group.(4)

(d)(4)	Warrant dated March 8, 2005, to purchase 5,913,402 shares of common stock issued by the Company to Knowledge Capital Investment Group.(4)

(d)(5)	Franklin Covey Co. Amended and Restated 2000 Employee Stock Purchase Plan.(5)

(d)(6)	Franklin Covey Co. 2004 Employee Stock Purchase Plan.(6)

(d)(7)	Franklin Quest Co. Amended and Restated 1992 Stock Incentive Plan.(7)

(d)(8)	First Amendment to the Franklin Quest Co. Amended and Restated 1992 Stock Incentive Plan.(8)

(d)(9)	Third Amendment to the Franklin Covey Co. Amended and Restated 1992 Stock Incentive Plan.(9)

(d)(10)	Fifth Amendment to the Franklin Covey Co. Amended and Restated 1992 Stock Incentive Plan.(10)

(d)(11)	Amended and Restated Option Agreement for the Franklin Covey Co. 1992 Stock Incentive Plan dated December 8, 2004, between the Company and Robert A. Whitman.(11)

(d)(12)	Agreement for the Issuance of Restricted Shares under the Franklin Covey Co. Amended and Restated 1992 Stock Incentive Plan dated December 8, 2004, between the Company and Robert A. Whitman.(11)

(d)(13)	Franklin Covey Co. 2004 Non-Employee Directors’ Stock Incentive Plan.(12)

(d)(14)	First Amendment to Franklin Covey Co. 2004 Non-Employee Directors’ Stock Incentive Plan.(13)

(d)(15)*	Letter Agreement with Knowledge Capital, dated July 23, 2008.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO

(1)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 10, 2008. (File No. 001-11107)
(2)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 8, 2008. (File No. 001-11107)
(3)	Incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2008. (File No. 001-11107)
(4)	Incorporated by reference Exhibit 99.1, Exhibit 99.2, Exhibit 99.4 and Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Commission on March 10, 2005. (File No. 001-11107)
(5)	Incorporated by reference to the Company’s Report on Form S-8 filed with the Commission on May 31, 2000, Registration No. 333-38172.
(6)	Incorporated by reference as Appendix A to the Company’s Definitive Proxy Statement filed with the Commission on February 1, 2005. (File No. 001-11107)
(7)	Incorporated by reference to Registration Statement on Form S-1 filed with the Commission on January 3, 1994, Registration No. 33-73728.
(8)	Incorporated by reference to Definitive Proxy Statement on Form DEF 14A dated November 5, 1993. (File No. 001-11107)
(9)	Incorporated by reference to Definitive Proxy Statement on Form DEF 14A filed with the Commission on December 3, 1999. (File No. 001-11107)
(10)	Incorporated by reference as Appendix A to the Company’s Definitive Proxy Statement filed with the Commission on December 12, 2005. (File No. 001-11107)
(11)	Incorporated by reference to Exhibit 99.1, and Exhibit 99.2 of the Company’s Current Report on Form 8-K filed with the Commission on December 14, 2004. (File No. 001-11107)
(12)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on March 25, 2005. (File No. 001-11107)
(13)	Incorporated by reference as Appendix B to the Company’s Definitive Proxy Statement filed with the Commission on December 12, 2005. (File No. 001-11107)